Exhibit 99.1

COMMON STOCK PURCHASE AGREEMENT

Private and Confidential

THIS COMMON STOCK PURCHASE AGREEMENT, (the “Agreement”) made this 19th day of November, 2015 (the “Effective Date”), by and among Havanti AS, a Norwegian limited liability company, with a principal address of Gustavs gate 1, 0351 Oslo Norway (“Buyer”), and AgriVest Americas, Inc., (the “Company”) (Company and Buyer each a “Party” and collectively the “Parties”).

WITNESSETH:

WHEREAS, the Company currently has one hundred million (100,000,000) authorized shares of common stock, par value $.001 per share (the “Common Stock”), of which approximately twenty one million seven hundred twenty four thousand five hundred and nine (21,724,509) shares are issued and outstanding, and twenty five million preferred shares authorized with none issued; and

WHEREAS, Buyer wishes to (i) purchase from the Company a control block consisting of thirty five million one hundred and twenty five thousand (35,125,000) shares of Common Stock (the “Shares”), which Shares shall represent approximately fifty-one percent (51%) of the issued and outstanding shares of Common Stock of the Company (the “Transaction”), (ii) take control of the board of directors of the Company and appoint new senior management of the Company, and (iii) issue a number of additional shares of Common Stock that, when added to the Shares, will equal not more than 95% of the fully diluted and outstanding shares of Common Stock of the Company to acquire and consolidate other businesses;

NOW, THEREFORE, in consideration of the mutual promises, covenants, and representations contained herein, and subject to the terms and conditions hereof, the Buyer and the Company agree as follows:

1.	Agreement to Purchase and Sell. The Company will sell to Buyer, and Buyer agrees to purchase from the Company, the Shares for three hundred thousand U.S. dollars ($200,000.00) (the “Purchase Price”), on or before November 19th, 2015 (the “Closing”), payable according to the terms and conditions set forth in Section 2.d herein.

2.	Closing. On or before the Closing, the Parties shall perform the following:

a)	The board of directors of the Company shall approve the terms of this Agreement and shall appoint up to three (3) representatives of the Buyer as Director(s) of the Company to fill the vacancies on the board of directors created by the resignations from the Board of Michael Campbell and Eric M. Hellige, such appointments to be effective upon the effectiveness of such resignations (the “Appointment”).

b)	The Company will convert or exchange all existing debts, promissory notes, options and warrants into an aggregate of twelve million twenty two thousand three hundred and twenty two (12,022,322) shares of Common Stock and the Notes to be issued pursuant to Section 2(e) below and will pay all current accounts payable from the Buyer’s cash payment made pursuant to Section 2(d) below within ten (10) working days from receipt of Buyer funds.

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c)	Company shall deliver to the Buyer:

i.	A draft of a Current Report on Form 8-K for filing with the SEC that shall include the required disclosure on the Transaction, including the issuance of twelve million twenty two thousand three hundred and twenty two (12,022,322) new shares of Common Stock to convert options, warrants, debts and notes outstanding and for the issuance of the Shares that are sold to the Buyer.

ii.	A stock certificate representing the Shares sold to the Buyer;

iii.	Copies of resolutions of the board of directors of the Company authorizing the Transaction and the Appointment; and

iv.	A certificate of the Chief Executive Officer of the Company certifying that all required SEC filings are up to date and the Company is in full compliance as a public company on the OTC.PNK.

d)	The Parties acknowledged and agree that the Buyer has previously deposited with the Company fifty thousand U.S. dollars ($50,000) as a portion of the purchase price for the Shares. At Closing, Buyer shall pay to the Company one hundred fifty thousand U.S. dollars ($150,000.00) to complete the cash portion of the purchase price for the Shares. The Buyer shall wire such payment to a bank account designated by the Company. The Company shall apply such funds to pay in full all of its accounts payable on or within 10 days of the Closing.

e)	On or prior to Closing, the Company shall issue up to One Hundred Thousand U.S. Dollars ($100,000) aggregate principal amount of 6-month, eight percent (8%) annual interest, promissory notes (the “Notes”) to designated debt holders in the Company in partial settlement of such indebtedness. The Notes shall be secured by a pledge of a mutually agreed to amount shares of Common Stock of the Company up and until the Notes are paid in full. Should the Notes not be paid in full at or before the 6-month term expires, the annual interest rate on the Notes will increase, pro-rata back to the beginning date of issuance of the Notes, to an effective rate of 18% per annum and be automatically extended for additional 3 months. If the Notes are not paid in full at or before the end of the 3-month extension period, the annual interest rate will increase pro-rata back to the beginning date of issuance to an effective rate of 28% per annum and continue until the Note are paid in full or until Note Holders accept shares of Common Stock as payment in full to settle principal and interest amounts due on the Notes.

f)	The Company and representatives of the Buyer will agree with the holders of the Notes not issue any new shares of Common Stock above an amount of shares that, when added to the Shares, equal 95% of the fully diluted and outstanding shares of Common Stock of the Company until the Common Stock has traded at or above one U.S. dollar ($1.00) per share for thirty (30) consecutive trading days or at such time as the Parties mutually agree to lift the one dollar ($1) per share restriction.

g)	At or prior to the Closing, the Company shall enter into a consulting agreement with Michael Campbell to retain his services as the Chief Executive Officer of the Company to help manage the affairs of the Company, including but not limited to SEC reporting, auditing, and general business activities.

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h)	Prior to or at the Closing, the Company will use all available funds, including the $200,000 cash payments made by the Buyer pursuant to Section 2(d) above, to pay all existing liabilities so that at Closing the Company will have no liabilities, other than the Notes issued by the Company pursuant to Section 2(e) above. If more than the $200,000 is deposited, any amount over the Section 2(d) payment of $200,000 shall remain in the company account at the time of closing, to be held by the company post-closing.

3.	Representations and Warranties of Company. The Company hereby represents and warrants to Buyer that the statements in the following paragraphs of this Section 4 are all true and complete as of the date hereof:

a)	The Shares issued by the Company to the Buyer hereunder shall be duly authorized, validly issued and fully paid and, after issuance, shall represent at least 51.00% of the issued and outstanding shares of Common Stock of the Company. The sale and delivery of the Shares to Buyer pursuant to this Agreement will vest in Buyer the legal and valid title to the Shares, free and clear of all liens, security interests, adverse claims or other encumbrances of any character whatsoever (“Encumbrances”) (other than Encumbrances created by Buyer and restrictions on resale of the Shares under applicable securities laws).

b)	After application of the cash portion of the purchase price to pay the outstanding accounts payable of the Company, except for the Notes to be issued pursuant to Section 2(e) above, the Company shall have no liabilities of any kind.

c)	Company shares are DTC eligible.

d)	Company represents that it has full power and authority to enter into this Agreement.

4.	Representations and Warranties of Buyer. Buyer hereby represents and warrants to the Company that the statements in the following paragraphs of this Section 4 are all true and complete as of the date hereof:

a)	Buyer understands that the offering and sale of the Shares is intended to be exempt from registration under the Securities Act of 1933, as amended (the “Act”) and exempt from registration or qualification under any state law.

b)	Buyer represents that it has full power and authority to enter into this Agreement.

c)	The Shares to be purchased by Buyer hereunder will be acquired for investment for Buyer’s own account, not as a nominee or agent, and not with a view to the public resale or distribution thereof.

d)	Buyer has only conducted very limited due diligence with respect to the Company and its liabilities, but relies on the warranties set forth in §3 of this contract and the status of the company as a non-trading shell, and believes it has enough information upon which to base an investment decision in the Shares. Buyer acknowledges that Company has made no representations with respect to the Company, its status, or the existence or non-existence of liabilities in the Company except as explicitly stated in this Agreement.

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e)	The Buyer understands that purchase of the Shares involves substantial risk. The Buyer:

i.	Has experience as a purchaser in securities of companies in the development stage and acknowledges that it can bear the economic risk of Buyer’s investment in the Stock,

ii.	Has such knowledge and experience in financial, tax, and business matters so as to enable Buyer to evaluate the merits and risks of an investment in the Shares, to protect Buyer’s own interests in connection with the investment and to make an informed investment decision with respect thereto.

iii.	No oral or written representations have been made other than or in addition to those stated in this Agreement. Buyer is not relying on any oral statements made by the Company, the Company’s representatives or affiliates in purchasing the Shares.

iv.	Buyer understands that the Shares are characterized as “restricted securities” under the Act inasmuch as they were acquired from the Company in a transaction not involving a public offering.

v.	Buyer acknowledges that if any transfer of the Shares is proposed to be made in reliance upon an exemption under the Act, the Company may require an opinion of counsel satisfactory to the Company that such transfer may be made pursuant to an applicable exemption under the Act. Buyer acknowledges that a restrictive legend will appear on the Shares and must remain on the Shares until such time as it may be removed under the Act.

5.	Indemnification. The Company shall indemnify and hold harmless the Buyer from and against any and all losses, damages, expenses and liabilities (collectively “Liabilities”) or actions, investigations, inquiries, arbitrations, claims or other proceedings in respect thereof (collectively “Actions”) (Liabilities and Actions are herein collectively referred to as “Losses”) arising out of Company’s breach of any of Company’s representations hereunder. Losses include, but are not limited to all reasonable legal fees, court costs and other expenses incurred in connection with investigating, preparing, defending, paying, settling or compromising any suit in law or equity arising out of Company’s breach of any of Company’s representations hereunder notwithstanding the absence of a final determination as to a Company’s obligation to reimburse the Buyer for such Losses and the possibility that such payments might later be held to have been improper.

6.	Governing Law; Jurisdiction. Any dispute, disagreement, conflict of interpretation or claim arising out of or relating to this Agreement, or its enforcement, shall he governed by the laws of the State of New York.

7.	Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties, except that Company may not assign or transfer any of its rights or obligations under this Agreement.

8.	Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement. A telefaxed copy of this Agreement shall be deemed an original.

9.	Headings. The headings used in this Agreement are for convenience of reference only and shall not be deemed to limit, characterize or in any way affect the interpretation of any provision.

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10.	Costs, Expenses. Each party hereto shall bear its own costs in connection with the preparation, execution and delivery of this Agreement.

11.	Modifications and Waivers. No change, modification or waiver of any provision of this Agreement shall be valid or binding unless it is in writing, dated subsequent to the Effective Date of this Agreement, and signed by both the Buyer and the Company. No waiver of any breach, term, condition or remedy of this Agreement by any party shall constitute a subsequent waiver of the same or any other breach, term, condition or remedy. All remedies, either under this agreement, by law, or otherwise afforded the Parties shall be cumulative and not alternative.

12.	Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision(s) shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision(s) were so excluded and shall be enforceable in accordance with its terms.

13.	Entire Agreement. This Agreement constitutes the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes any and all prior negotiations, correspondence, agreements, understandings duties or obligations between the parties with respect to the subject matter hereof.

14.	Further Assurances. From and after the date of this Agreement, upon the request of the Buyer or the Company, the Buyer and the Company shall execute and deliver such instruments, documents or other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

15.	Term, Survival. This Agreement is effective from the Effective Date hereof, and shall remain in effect until all the rights and obligations of the parties hereto have been fully performed.

16.	Notices. All notices or other communications required or permitted by this Agreement shall be in writing and shall be deemed to have been duly received:

a)	if given by Telecopier, when transmitted and the appropriate telephonic confirmation received if transmitted on a business day and during normal business hours of the recipient, and otherwise on the next business day following transmission,

b)	if given by certified or registered mail, return receipt requested, postage prepaid, three business days after being deposited in the U.S. mails and if given by courier or other means, when received or personally delivered, and, in any such case, addressed as indicated herein, or to such other addresses as may be specified by any such Person to the other Person pursuant to notice given by such Person in accordance with the provisions of this Section 16.

Signature Page to Follow:

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

BUYER	COMPANY

Havanti AS	AGRIVEST AMERICAS, INC.

/s/ Harald Ellefsen	/s/ Michael Campbell
By: Harald Ellefsen	By: Michael Campbell
Title: Chief Executive Officer	Title: Chief Executive Officer

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